So Act Network, Inc.
5715 Will Clayton Parkway #6572
Humble, TX 773388

June 8, 2009

Via EDGAR and FedEx
Mr. John Reynolds
Mail Stop 3561
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	So Act Network, Inc.
Registration Statement on Form S-1/A
Filed April 27, 2009
File No. 333-157738

Form 10-K
Filed on March 31, 2009
File No. 000-51886

Dear Mr. Reynolds:

We are in receipt of your comment letter dated May 20, 2009 regarding the above referenced filings. As requested in your letter, we provide responses to the questions raised by staff.  For convenience, the matters are listed below, followed by the Company’s responses:

Form S-1/A filed April 27, 2009

Prospectus Cover Page

1.
We note your response to comment three of our letter dated April 3, 2009, and we reissue the comment.  Please relocate the “Subject to Completion” legend as described in Item 501(b)(10) of Regulation S-K to the prospectus cover page.

ANSWER:	Please be advised that we have relocated the “Subject to Completion” legend as described in Item 501(b)(10) of Regulation S-K to the prospectus cover page.

Prospectus Summary, page 1

2.
You state on page 4 that you hope to launch the search engine and network platform at the end of the second quarter of 2009. However, we note that you need additional capital within the next twelve months to develop the network and search engine. Please explain the basis for your estimate regarding the launch of the search engine and network platform in light of the risk factor disclosure. In addition, clarify the level of functionality you plan to have at that time. For example, on page 3 you refer to "beta testing" by this deadline. However, on page 11 you refer to having the products "fully functional." Lastly, reconcile the time period for launching your products. On page 4 you refer to the end of the second quarter of 2009 (i.e. June 2009) but on page 12 you refer to the end of the summer of 2009.

ANSWER:
Please be advised that based upon the current development status of our search engine and network platform, we expect to launch the live search engine and network on or before June 30, 2009. We have revised our risk factors and other sections of the registration statement to remove any existing or potential conflicting statement. We have also clarified by the time we launch the search engine and the network, the products will be fully functional. In addition, we have entered into a Credit Line Agreement and Credit Line Note with Greg Halpern, our Chief Executive Officer, Chief Financial Officer and Chairman, pursuant to which, Mr. Halpern agrees to establish for our benefit a revolving line of credit for an aggregate amount of $100,000. The Credit Line Agreement and the Line of Credit Note were attached as Exhibits to the Form 8-K filed with the SEC on June 2, 2009, the material terms of which have been included in this amendment as applicable.

Risk Factors, page 2

3.	Please add a risk factor addressing your lack of revenues to date, as requested in comment seven from our letter dated April 3, 2009.

ANSWER:	Please be advised that we have added a risk factor addressing the fact that we have not generated any operating revenue as of the date of the registration statement.

4.
Please revise the second risk factor into two separate risk factors, one discussing the risks associated with a limited operating history and the other discussing the risks associated with the new and evolving market.

ANSWER:
Please be advised that we revised to divide the second risk factor into two separate risk factors, with one discussing the risks associated with a limited operating history and the other discussing the risks associated with the new and evolving market.

5.
We note your response to comment 10 of our letter dated April 3, 2009, and we reissue the comment in part. Please revise to include your assessment, or lack thereof, of Mr. Halpern's wherewithal to continue funding your operations for the indefinite future.

ANSWER:	Please be advised that we have revised our risk factor to include your assessment, or lack thereof, of Mr. Halpern's wherewithal to continue funding your operations for the indefinite future.

6.
Please revise the third risk factor on page three to remove the promotional language. For example, we note the reference to continuing to innovate your services and references to your "existing services." It appears that you have not yet developed these services,

ANSWER:	Please be advised that we have revised our risk factors remove all promotional language.

Description of Our Business, page 10

7.
We partially reissue comment 14 from our letter dated April 3, 2009. Please revise the disclosure to clearly state which products and services will be offered based upon the cash currently available and which products and services will only be offered with additional financing. Provide clear disclosure throughout the prospectus.

ANSWER:
Please be advised that we have revised to disclose that we expect to launch our final products and services with full functionality on or before June 30, 2009 based upon our current product development status. Please be also be advised that Gigablast, Inc, our  Engine and Network developer, have reduced our outstanding balance and their hourly labor rate, and Mr. Halpern has extended to us three (3) loans in the amount of $9,500, $15,000 or $16,700 on May 11, May 22, and May 26, 2009, respectively. With Gigablast’s service fees reduction and the loans from Greg Halpern, we believe we can launch our final products and services without additional capital.

8.
Discuss in greater detail the So Act Network. For example, we note that you will have a chat room and forums for discussions, but clarify how networking will be used to "help create solutions" to the various problems mentioned, as opposed to simply discussing these topics.

ANSWER:
Please be advised that we have revised to disclose the So Act Network in greater detail. Please also be advised that we have removed the statement “Our technologies are being designed to create a website for people to join together and help create solutions for earth’s major problems, such as poverty, violence, pollution, energy shortage, lack of education, inadequate health care, cancer and heart disease, etc.” under “Description of Business.” We have also inserted images of So Act Network website to illustrate its current status and search feature.

9.	We note the agreement with Gigablast filed as exhibit 10.3. Please disclose the material terms of this agreement.

ANSWER:
Please note that we have entered into an Amendment to this agreement, and have filed a Form 8-K for this action with the SEC on June 2, 2009. In addition, we have revised to include the material terms of the consulting agreement as amended.

10.
We note your response to comment 16 of our letter dated April 3, 2009, and we reissue the comment. Please clearly disclose the milestones necessary to bring your product to market and the funding necessary to achieve these milestones. Your disclosures in this section lack specificity.   It is also unclear what extent Mr. Halpern's ability to fund operations if additional funding is not raised. We note on page 18 of your revised registration statement your disclosure that "there is no assurance that [Mr. Halpern] will be able to continue to provide such funding into the future." Also, discuss the impact upon your time frame for achieving the milestones if you are unable to obtain additional capital.

ANSWER:
Please be advised that based upon the current development status of our search engine and network platform, we expect to launch the live search engine and network on or before June 30, 2009. Please be also be advised that Gigablast, Inc, our  Engine and Network developer, have reduced our outstanding balance and their hourly labor rate, and Mr. Halpern has extended to us three (3) loans in the amount of $9,500, $15,000 or $16,700 on May 11, May 22, and May 26, 2009, respectively. With Gigablast’s service fees reduction and the loans from Greg Halpern, we believe we can launch our final products and services without additional capital.

11.
We note your response to comment 19 of our letter dated April 3, 2009, and we reissue the comment in part. Please revise to include a brief description of the company and its operations prior to October 2008.

ANSWER:	Please be advised that we have revised to provide a brief description of our company prior to October 2008.

12.
We note your response to comment 23 of our letter dated April 3, 2009, and we reissue the comment in part. Please revise to include the amount spent on research and development during each of the last two fiscal years, as required by Item 101(hX4)(x) of Regulation S-K.

ANSWER:	Please be advised an aggregate of $62,382 on research and development as of March 31, 2009.

Description of Property, page 15

13.
We note your response to comment 25 of our letter dated April 3, 2009, and reissue the comment in part. It appears that your Humble, Texas address is merely a mail forwarding service, not your principal business office. Please revise accordingly. Also, please clearly indicate whether your Albuquerque, New Mexico location is a third party web hosting vendor. If so, please identify the vendor and clearly indicate whether the 100,000 servers and webpage capability represents its overall business or the portion of their servers you plan on utilizing.

ANSWER:
Please be advised that we have revised to indicate that the Texas address is not our principal business office, and our Albuquerque, New Mexico location is a maintained by a third party web hosting vendor. In addition, we have also disclosed that 100,000 servers and 200 billion webpage capacity represents the vendor’s maximum capacity.

Financial Statements

Report of Independent Registered Public Accounting Firms, F-1

14.
We note that your current independent accountants, Webb & Company, P.A., have placed reliance on the report of your predecessor accountant, Gately & Associates, LLC, for amounts for the period from inception (i.e. December 9, 2005) through December 31, 2007. However, upon review of Gately & Associates, LLC's opinion on F-2, we note that they did not opine on such period. Please advise your independent accountant to clarify which audit opinion they placed reliance upon and file such opinion with the appropriate consent.

ANSWER:
Please be advised that we have obtained an updated copy of the prior auditor's opinion in which he opines on the period from inception (December 9, 2005) through December 31, 2007.  The current auditors have relied on the opinion stated above.

15.
In conjunction with the comment above, we note that the report of Gately & Associates, LLC on F-2 is dated April 27, 2009, not February 25, 2008 as referred to in Webb & Company, P.A.'s audit opinion. Please advise your independent accountant to reconcile this inconsistency.

ANSWER:
Please be advised that upon review of the documentation submitted, it appears that the date of the prior auditor's opinion was inadvertently updated during the edgarizing process to read the current date of the filing.  The prior auditor's opinion date should not have changed from the original date and has been updated in the current registration statement to reflect the original date of issuance.

Financial Statements

Notes to Financial Statements

Note 5c – Stock Split Effected in the Form of a Stock Dividend, F-12

16.
We note that you effectuated a forward split on a 4 for 1 basis on January 16, 2009. Contrary to your disclosure here, it does not appear that your financial statements have been adjusted to give retroactive effect of this stock split in accordance with SAB Topic 4C. Please revise, among other areas, your per share amounts in your financial statements to give retroactive effect of this stock split or explain to us why these changes are not required.

ANSWER:
Please be advised that your comment acknowledges the proper disclosure in note form of the forward stock split on January 16, 2009.  However, your comment requests that changes be made to the financial statements for the forward split.  We wish to state that the financial statements do in fact take into account the forward split on January 16, 2009 as of December 31, 2008.  We refer you to the page F-5 where the outstanding shares as of December 31, 2007 was $100,000 and that a line item appears within the 2008 activity on page F-5 showing additional shares issued through a stock dividend of 136,455,000.  In addition on page F-4, we updated the weighted average number of shares as of December 31, 2007 to equal 400,000.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 16

17.	Provide the basis for your belief that "solutions could eventually be developed ... that could have the potential to improve our planet, while adding new industries, jobs and economies of scale."

ANSWER:
Please be advised that we have revised the statement “solutions could eventually be developed ... that could have the potential to improve our planet, while adding new industries, jobs and economies of scale,” and statements to similar effects throughout the registration statement.

18.
Provide the basis for the hope that you will "become cash flow positive by the fiscal year end of 2009." We direct your attention to Item 10(b) of Regulation S-K for the Commission's position on projections.

ANSWER:	Please be advised that we have revised to remove the statement that we will become cash flow positive by the fiscal year end of 2009.

19.
We partially reissue comment 27 from our letter dated April 3, 2009. Please revise your Liquidity and Capital Resources section to clearly discuss your cash needs in terms of meeting your ongoing expenses in the next year. Please state your cash balance as of the most recent practicable date, and disclose the potential obligations that you have including salary, and general & administrative expenses. Break down your estimated costs for the next year into each material category. For example, we note that you have entered into an employment agreement with Mr. Halpern that will pay him $18,000 a month plus 10% of revenues. This amount does not appear to be included in the estimated amount needed for the next twelve months, as discussed currently in this section.

ANSWER:	Please be advised that we have revised our disclosure under Liquidity and Capital Resources to reflect to the up-to-date information of the company.

20.
We note your response to comment 28 of our letter dated April 3, 2009, and we reissue the comment in part. If Mr. Halpern declines to continue his loans or compensation deferrals, how long will the company be able to continue without obtaining additional capita?

ANSWER:
Please be advised that we have revised to disclose that we expect to launch our final products and services with full functionality on or before June 30, 2009 based upon our current product development status. Please be also be advised that Gigablast, Inc, our  Engine and Network developer, have reduced our outstanding balance and their hourly labor rate, and Mr. Halpern has extended to us three (3) loans in the amount of $9,500, $15,000 or $16,700 on May 11, May 22, and May 26, 2009, respectively. With Gigablast’s service fees reduction and the loans from Greg Halpern, we believe we can launch our final products and services without additional capital.

Directors, Executive Officers, Promoters and Control Persons, page 20

21.
We partially reissue comment 30 from our letter dated April 3, 2009. We are unable to locate a discussion of Mr. Halpern's involvement with "Ultimate Kindness Towards All Living Creatures on Earth" or a discussion of the type of entity it is and its relationship to the So Act Network.

ANSWER:
Please be advised that we have revised to insert a discussion of Mr. Halpern’s involvement with “Ultimate Kindness Towards All Living Creatures on Earth,” including the disclosure that Ultimate Kindness is a non-profit organization and has no relationship to the So Act Network.

22.
In your management biography, please revise to specify Mr. Halpern's principal occupation and employment since 2007. In addition, state the amount and percent of time Mr. Halpern devotes to the company.

ANSWER:	Please be advised that we have revised to specify Mr. Halpern’s principal occupation and employment since 2007 and disclose the amount and percent of time Mr. Halpern currently devotes to the company.

Transactions with Related Persons, Promoters and Certain Control Persons, page 21

23.	Please revise to include the issuance of shares of common stock to Serena Halpem for web page design services, as required by Item 404 of Regulation S-K

ANSWER:	Please be advised that we have revised to provide the disclosure required by Item 404 of Regulation S-K.

Part II

Item 15, Recent Sale of Unregistered Securities, page II-1

24.
For each transaction in January 2009, name the persons with whom you entered into the private placements as required by Item 701(b) of Regulation S-K and state the facts supporting your reliance upon Section 4(2) as an exemption from registration as required by Item 701(d) of Regulation S-K

ANSWER:
Please be advised that we have revised to disclose the persons with whom we entered into private placements required by Item 701(b) of Regulation S-K and state the facts supporting our reliance upon Section 4(2) as an exemption from registration as required by Item 701(d) of Regulation S-K.

25.
In addition, footnotes 4 and 5 to the selling shareholders table on page 8 indicate that these consulting services are to be provided in 2009. Please clarify the amount of services that have been provided and the services that remain to be performed. Clarify when completion of the services will occur. We may have further comment.

ANSWER:
Please be advised that we have revised to clarify the amount of services that have been provided and the services that remain to be performed. For services remained to be performed, we have disclose when the completion of such services will occur.

Item 16.  Exhibits, page II-5

26.
We note your response to comment 42 of our letter dated April 3, 2009, however, your  revised disclosure still incorrectly references your bylaws filed with your Form 8-K filed on October 17, 2008. Please revise.

ANSWER:	Please be advised that we have revised to correctly references our bylaws.

Exhibit 23.1 – Consent of Gately & Associates, LLC

27.
We note your former independent accountants have provided consent to an audit opinion dated February 25, 2008, yet the audit opinion included in your registration statement is dated April 27, 2009. Please obtain a consent from your former independent accountant for the appropriate audit report included in your registration statement.

ANSWER:	Please be advised that we have revised to include the consent of Gately & Associates, LLC.

Exhibit 23.2 – Consent of Webb & Company, P.A.

28.
We note your current independent accountants have provided consent to an audit opinion dated March 4, 2009, yet the audit opinion included in your registration statement is dated April 27, 2009. Please obtain a consent from your current independent accountant for the appropriate audit report included in your registration statement.

ANSWER:	Please be advised that we have revised to include the consent of Webb & Company, P.A.

Other Regulatory

29.	Please note the financial statements updating requirement in Article 8-08 of Regulation S-X and provide current consents in any amendment.

ANSWER:	Please be advised that we have included current consents in the amendment.

Form 10-K for the Fiscal Year Ended December 31, 2008

30.	We note your responses to comments 45, 46, 48, and 49 of our letter dated April 3, 2009 and we reissue those comments. The Form 10-K does not appear to have been amended.

ANSWER:	Please be advised that we will amend the Form 10-K after the registration statement is declared effective.

31.	Please revise your Form 10-K, as necessary, to comply with our comments above with focus on our comments related to the opinions of your independent accountants.

ANSWER:	Please be advised that we will amend the Form 10-K after the registration statement is declared effective.

Form 10-Q for the Quarter Ended March 31, 2009

32.
You have indicated on the cover page that you are not a shell company. However, it appears that you fall within the definition of a shell company as set forth in Rule 12b-2. You have had no operations to date and you have assets consisting of cash and nominal assets. Please revise.

ANSWER:	Please be advised that we will amend the Form 10-Q after the registration statement is declared effective.

33.
We note on your statement that the Form 10-Q includes forward-looking statements "within the meaning of the Private Securities Litigation Reform Act of 1995. Be advised that Section 27Afb)(l)(C) of the Securities Act and Section 21E(b)(l)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. Please either:

·	delete any references to the Private Securities Litigation Reform Act; or

·	make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company

ANSWER:	Please be advised that we will amend the Form 10-Q after the registration statement is declared effective.

34.	Please revise the disclosure in the Form 10-Q to comply with our comments above, as applicable.

ANSWER:	Please be advised that we will amend the Form 10-Q after the registration statement is declared effective.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may now assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Greg Halpern
Greg Halpern
President and CEO
Director